Exhibit 99.1

CENTOGENE and The Michael J. Fox Foundation Announce Research Project to Validate Genetic Risk Factors of Parkinson’s Disease Using Multiomics

Collaboration to accelerate research to determine role of GBA gene

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, January 23, 2024 (GLOBE NEWSWIRE) --

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, and The Michael J. Fox Foundation for Parkinson’s Research (MJFF), a non-profit organization dedicated to finding a cure for Parkinson’s disease (PD), today announced a research project to accelerate research on genetic risk factors associated with PD, specifically targeting the role of variants in the GBA (glucosylceramidase beta) gene.

PD is a devastating neurodegenerative disease affecting over 10 million people worldwide, with many cases being linked to genetic factors. Recent research has identified the GBA gene as a significant genetic risk factor for PD, which could shed new light on potential biological pathways for the development of effective therapies.

The research project will leverage CENTOGENE’s expertise in rare genetic and neurodegenerative diseases, drawing on diverse multiomic data in the CENTOGENE Biodatabank. The biodatabank currently contains more than 800,000 patients representing over 120 highly diverse countries, including over 15,000 Parkinson’s disease datasets from the Company’s ROPAD Study, the world’s largest observational study on PD genetics. In working with MJFF, the aim of the research is to establish a deeper understanding of the relationship between specific GBA gene variants and PD.

“Understanding the different factors that actually cause Parkinson’s disease are critical to advancing treatments and ultimately finding a cure,” said Shalini Padmanabhan, Vice President, Discovery & Translational Research at The Michael J. Fox Foundation for Parkinson’s Research. “This project with CENTOGENE will play a pivotal role in our global efforts to better understand the genetic factors of Parkinsons, leveraging their robust multiomic datasets that they have built over the past 15 years. We are committed to working together to truly drive the most comprehensive understanding of this disease and accelerate the development of life-saving treatments for patients worldwide.”

“The Michael J. Fox Foundation is an inspirational leader in Parkinson’s disease research. By working with them, we aim to accelerate research into specific risk factors that may help us better diagnose, understand, and treat this debilitating disease, which affects several million patients worldwide,” said Prof. Peter Bauer, Chief Medical & Genomic Officer at CENTOGENE. “By combining MJFF’s extensive expertise and resources with our deep understanding of the links between rare and neurodegenerative diseases, we will be able to generate pivotal multiomic insights into the role of specific variants in the GBA gene. By providing a more complete understanding of the way that the GBA gene interacts with multiple biological pathways, we can elucidate targets that can be used to develop more precise disease-modifying therapeutics for Parkinson’s patients in the future.”

About GBA-Associated Parkinson’s Disease

GBA-Associated Parkinson's disease (PD) is characterized by specific variants in the GBA (glucosylceramidase beta) gene and has been identified as one of the most common genetic risk factors for PD. Variants in the GBA gene impair the body's ability to break down certain fats, leading to a buildup of harmful substances in nerve cells. This accumulation, as well as potentially other independent consequences of GBA dysfunction, can contribute to the development of PD symptoms, which resemble the motor symptoms of idiopathic PD, such as tremors, stiffness, and bradykinesia. Recognizing the connection between GBA variants and PD is crucial for both diagnosis and potential targeted therapies, emphasizing the importance of ongoing research and clinical investigations in this area, as there's currently no cure for PD.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “is set to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, changes in our mix of customers and partners and their order practices with respect to our products and solutions, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com